SECURI [illegible] IMISSION

04017259

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ANN[illegible] AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22589

FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS	NY	11577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name — *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 06

Notary Public 2/25/04

Signature

VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERE
accountants & advisors

P. R. HERZIG & CO., INC.

PART I

DECEMBER 31, 2003

accountants & advisors

P. R. HERZIG & CO., INC.

AUDITED ANNUAL REPORT

DECEMBER 31, 2003

TABLE OF CONTENTS

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITOR'S REPORT

Officers and Stockholders'
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not find any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The above firm claims specific exemptions from Rule 15C3-3 of the Securities and Exchange Commission.

We have reviewed the necessary records and have determined that the firm is in compliance with the exemption provision of 15c3-3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ERE LLP

February 6, 2004

STATE OF NEW YORK)
)ss.:
COUNTY OF NEW YORK)

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2003 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

__________________(L.S.)

Sworn to before me this

25th day of February 2004

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2006

NOTARY PUBLIC

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OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

P.R. HERZIG & CO., INC. [13]

SEC FILE NO.
8-22589 [14]

FIRM I.D. NO.
13-2919194 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] NY [22] 11577 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/03 [24]

AND ENDING (MM/DD/YY)
12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR PESNER [30]

(Area Code)—Telephone No.

516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) 70

ADDRESS

440 PARK AVENUE SOUTH 71	NEW YORK 72	NY 73	10016 74
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant 75
- ☐ Public Accountant 76
- ☐ Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

This is to confirm that the 2003 annual statements and operational reports filed with the NASD by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

X ______________________ L.S.
THOMAS HERZIG

Sworn to before me this,

25th day of February 2004

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2006

____
NOTARY PUBLIC

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 317,417
Securities – at market	2,897,705
Deposits	48,193
Loans receivable	44,500
Prepaid taxes and expenses	3,060
Property and equipment, net of accumulated depreciation of $235,422	38,684
Commissions receivable	90,012
	$3,439,571

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Due to broker	$ 557,063
Accounts payable and accrued expenses	69,660
Loans payable - officer	254,177
	880,900
Stockholders' equity	
Common Stock: authorized 200 shares no par value, 100 shares issued and outstanding	100,000
Retained earnings	2,458,671
Total stockholders' equity	2,558,671
	$3,439,571

The accompanying notes are an integral part of the financial statements.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 – Organization and Significant Accounting Policies:

Organization:

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and is a member of NASD.

Security Transactions:

Security transactions are recorded on a trade date basis.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for or owe money or securities to customers.

Cash and Cash Equivalents:

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, at cost, consists of the following at December 31,

	2003	Estimated Useful Life
Equipment	$244,909	5-7 Years
Less: accumulated depreciation	235,422	
	$ 9,487	

Depreciation expense for the years ended December 31, 2003 was $6,325.

Amortization

The costs of leasehold improvements has been amortized over a period of 39 years.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 – Organization and Significant Accounting Policies (Continued):

Investments:

Investments are classified as trading securities and are valued at market value.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2 – Commitments and Contingencies:

Leases:

Effective February 1, 2002, the corporation executed a new lease for space in Roslyn Heights, New York. The terms of the agreement call for 5 year period ending January 31, 2007. The future minimum lease payments are as follows:

For The Year Ending December 31,	
2004	$113,371
2005	118,272
2006	122,606
2007	10,217
	$364,466

The rent expense for 2003 was $121,224.

The above is subject to escalation due to increases in real estate taxes.

Profit Sharing Plan:

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2002, a $32,116 contribution was made. For the year 2003, a 10% contribution was accrued for qualified employees in the amount of $45,660. Said amount has been paid in January 2004.

P. R. HERZIG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 3 – Securities:

Securities at December 31, 2003 are as follows:

Equity securities, at cost	$2,780,770
Net unrealized gains	116,935
Fair market value	$2,897,705

Note 4 – Dividend Declared:

On January 2, 2004, a $1,000 per share dividend was declared to stockholders of record as of January 6, 2004. On January 16, 2004, a $100,000 dividend was paid.